FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               03 August, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 03 August, 2004 mmo2 plc

mmO2 plc (the Company) announces that it has today been advised that, on 29 July 2004, the following awards over ordinary shares in the Company (Shares) were granted to Directors of the Company.

Share awards under the mmO2 Deferred Equity Incentive Plan were made to the following executive Directors for no monetary consideration calculated by reference to a Share price of 85.5p per Share:

Executive     Number of Shares (Deferred    Number of Shares (Performance Uplift
Director      part of the Award)            part of the Award)

Peter            329,941                              659,883
Erskine

David Finch      212,865                              425,730

Rudolf           282,105                              564,210
Groeger

David            270,175                              540,350
McGlade

The Shares under these awards will vest on 29 July 2007 provided that a) for the Deferred part of the award, the Director remains employed by the Company at the vesting date and b) in addition, for the Performance Uplift part of the award, applicable corporate performance conditions set by the Remuneration Committee of the Company in respect of these awards are met (as summarised in the Company's Directors' Remuneration Report).

In addition David Arculus, the Chairman, was granted an award over 350,877 Shares under the mmO2 Restricted Share Plan. The award was granted for no monetary consideration calculated by reference to a Share price of 85.5p per Share. The Shares under this award will vest on 29 July 2007 provided Mr Arculus builds up a holding of 350,877 Shares by 28 July 2005, and applicable corporate performance conditions set by the Remuneration Committee of the Company in respect of this award are met. The proposed terms of this award were summarised in the Company's Directors' Remuneration Report, but are capable of being amended following Remuneration Committee review.

These awards will be satisfied on vesting using Shares in the mmO2 Share Ownership Trust (the Trust). For Companies Act purposes, these directors are treated as having an interest in all 1,858,232 Ordinary Shares and 81,572 ADRs held by the Trust.

Name of contact and telephone number for queries: Deborah Russell - 01753 628096

Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of Notification: 3 August 2004


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 03 August, 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary